UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/ME No. 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) informs to its shareholders and the market in general that the Board of Directors of the Company appointed, on this date, Mr. Armando Lins Netto to hold the vacant position on the Board of Directors for the remainder of the term of office established in item 6.1 of the minutes of the Shareholders’ General Meeting held on September 17, 2018, in accordance with article 150 of Law No. 6,404/76, of Clause 9.6 of the Judicial Reorganization Plan and of the sole paragraph of Article 30 of the Company’s Bylaws.

Graduated in Mechanical Engineering from the Federal University of Pará (Universidade Federal do Pará - UFPA), Mr. Armando Netto holds a Master degree in Mechanical Engineering from the State University of Campinas (Universidade Estadual de Campinas - UNICAMP) and a Ph.D. in Mechanical Engineering from the University of California, Berkeley (UCB). CEO of Fleetcor in Brazil since June 2014 responsible for all businesses and companies in the region, Mr. Armando Netto was also Vice President of TIVIT, a Brazilian multinational in digital services, responsible for IT services and businesses. Before that, he was Director of the Banking Practice at Unysis and management consultant with McKinsey & Company at São Paulo and London offices.

With this appointment, the Board of Directors has again filled all its positions and is now formed of 11 members, all of whom are independent, with complementary and multisectoral profiles and vast experience in operating in national and international markets.

Rio de Janeiro, March 13, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer